SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 6, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

SHAREHOLDER RIGHTS PLAN AGREEMENT
DATED AS OF APRIL 5, 2010
BETWEEN
IVANHOE MINES LTD.
AND
CIBC MELLON TRUST COMPANY
AS RIGHTS AGENT

SHAREHOLDER RIGHTS PLAN AGREEMENT
SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of April 5, 2010, between Ivanhoe Mines Ltd. (the “Corporation”), a corporation existing under the laws of the Yukon Territory, and CIBC Mellon Trust Company, a company existing under the laws of Canada (the “Rights Agent”);
WHEREAS:
(a)
the Board of Directors of the Corporation, in the exercise of its fiduciary duties, determined that it was advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the “Rights Plan”) to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation;

(b)	effective April 5, 2010 the Board of Directors authorized:
(i)	and declared the issuance of one Right effective the Record Time in respect of each Common Share outstanding at the Record Time; and
(ii)	the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;
(c)	each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement;
(d)
the Corporation has appointed the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement; and

(e)	capitalized terms used above without definition have the meanings given to such terms in Article 1 of this Agreement;

NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the Corporation and the Rights Agent agree as follows:
ARTICLE 1 — INTERPRETATION
1.1	Certain Definitions
For purposes of this Agreement, the following terms have the meanings indicated;
(a)	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:
(i)	the Corporation or any Subsidiary of the Corporation;
(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:
(A)	a Voting Share Reduction,
(B)	a Permitted Bid Acquisition,
(C)	an Exempt Acquisition,
(D)	a Convertible Security Acquisition, or
(E)	a Pro Rata Acquisition;
provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of (A), (B), (C), (D) or (E) above and thereafter becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to one or any combination of (A), (B), (C), (D) or (E) above), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;
(iii)
for a period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause B of the definition of “Beneficial Owner” solely because such Person makes or proposes to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person (for the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person, and includes, without limitation, a report filed pursuant to Section 101 of the Securities Act);

(iv)
an underwriter or member of a banking or selling group that becomes the Beneficial Owner of Voting Shares in connection with a distribution to the public of securities of the Corporation, which includes, without limitation, a distribution of securities pursuant to a prospectus or by way of private placement; or

(v)
a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition.

(b)
“Affiliate”, when used to indicate a relationship with a Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c)
“Agreement” means this shareholder rights plan agreement, as the same may be amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement.

(d)
“Associate”, when used to indicate a relationship with a specified Person, means (i) a spouse of that Person, (ii) any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, (iii) a child of that Person or (iv) a relative of that Person or of a Person mentioned in items (i), (ii) or (iii) of this definition if that relative has the same residence as that Person.

(e)	A Person shall be deemed the “Beneficial Owner” of, to have “Beneficial Ownership” of, and to “Beneficially Own”:
(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;
(ii)
any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (A) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering of securities and (B) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option;

(iii)
any securities which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such Person or any of such Person’s Affiliates or Associates is a Receiving Party; provided, however that the number of Common Shares that a Person is deemed to Beneficially Own pursuant to this Clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities beneficially owned by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this Clause (iii) be deemed to include all securities that are beneficially owned, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and

(iv)	securities which are Beneficially Owned within the meaning of Clauses 1.1(e)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert;
provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security because:
(A)
the holder of such security has agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, or such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)	such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:
(1)
the ordinary business of any such Person (the “Investment Manager”) includes the management of mutual funds or other investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and the Investment Manager holds such security in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law,

(2)
such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts,

(3)
such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies,

(4)	such Person is a Crown agent or agency (a “Crown Agent”), or
(5)
such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”) or is a Plan registered under the laws of Canada or any province thereof or the laws of the United States of America or any State thereof;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Crown Agent, the Administrator or the Plan, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, in each case, alone or by acting jointly or in concert with any other Person;
(C)
such Person is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)	such Person is the registered holder of securities solely as the result of carrying on the business of or acting as a nominee of a securities depositary;

(E)
such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(F)
such security having been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in Clause (iv) of this definition until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for.

(f)	“Board of Directors” means the board of directors of the Corporation.
(g)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in City of Vancouver, British Columbia, are authorized or obligated by law to close.
(h)
“Canadian Dollar Equivalent” of any amount, which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. – Canadian Exchange Rate in effect on such date.

(i)	“Canadian – U.S. Exchange Rate” means, on any date, the inverse of the U.S. – Canadian Exchange Rate in effect on such date.
(j)
“Close of Business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in the City of Vancouver, British Columbia of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Vancouver, British Columbia of the Rights Agent) is closed to the public.

(k)	“Common Shares” means the common shares in the capital of the Corporation.
(l)	“Competing Permitted Bid” means a Take-over Bid that:
(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the “Prior Bid”);
(ii)	satisfies all the provisions of the definition of a Permitted Bid, other than the requirement set out in Clause (ii) and (iv)of the definition of Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:
(A)
no Voting Shares shall be taken up or paid for pursuant to such Take-over Bid (x) prior to the Close of Business on a date that is not earlier than the later of the last day on which the Take-over Bid must be open for acceptance after the date of such Take-over Bid under applicable Canadian provincial securities legislation and the earliest date on which Voting Shares may be taken up or paid for under any Prior Bid, and (y) then only if, at the time that such Voting Shares are first taken up or paid for, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn provided that if the Take-over Bid is for less than all of the outstanding Voting Shares, no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the end of the 10 Business Day period referenced in 1.1(l)(iii)(B); and

(B)
in the event that the requirement set forth in Subclause (iii)(A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than ten Business Days from the date of such public announcement;

provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition.
(m)	A Person is “controlled” by another Person if:
(i)	in the case of a body corporate:
(A)
securities entitled to vote in the election of directors carrying more than 50 per cent of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person;

(B)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

(ii)	in the case of a Person that is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or on behalf of the Person or Persons;
and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
(n)
“Convertible Securities” means, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into, exercisable into or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

(o)
“Convertible Security Acquisition” means the acquisition by a Person of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition.

(p)	“Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a).
(q)	“Corporations Act” means the Business Corporations Act (Yukon Territory), as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto.
(r)
“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of Voting Shares or Convertible Securities specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, Voting Shares, Convertible Securities or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority shall not be deemed to be Derivatives Contracts.

(s)	“Disposition Date” has the meaning ascribed thereto in Subsection 5.2(c).
(t)	“Election to Exercise” has the meaning ascribed thereto in Clause 2.2(d)(ii).

(u)
“Exempt Acquisition” means a Voting Share acquisition or a Convertible Securities Acquisition (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.2, (ii) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Corporation pursuant to a prospectus or private placement provided that the Person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares owned by that Person immediately prior to the distribution, (iii) pursuant to an amalgamation, arrangement or other statutory procedure requiring Shareholder Approval, (iv) pursuant to a distribution of Voting Shares or Convertible Securities (and the exercise of such Convertible Securities) pursuant to any equity incentive stock option plan of the Corporation where the eligible participants include directors, employees (including officers) and consultants of the Corporation, including the existing Employees’ and Directors’ Equity Incentive Plan, (v) pursuant to any of the RT Arrangements, (vi) pursuant to such other written agreements in respect of a Voting Share acquisition from treasury entered into by the Corporation with one or more Grandfathered Persons after the date hereof, or (vii) pursuant to the exercise of Rights.

(v)
“Exercise Price” means, as of any date from and after the Separation Time, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be an amount equal to five times the Market Price per Common Share determined as at the Separation Time.

(w)	“Expansion Factor” has the meaning ascribed thereto in Clause 2.3(a)(x).
(x)
“Expiration Time” means the close of business on that date which is the earliest of (i) the Termination Time, and (ii) the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is confirmed pursuant to Section 5.16, the date of termination of this Agreement pursuant to Section 5.17 or, if this Agreement is reconfirmed pursuant to Section 5.17, the close of business on the tenth anniversary of the date hereof.

(y)	“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person.
(z)	“holder” has the meaning ascribed thereto in Section 2.8.
(aa)	“Independent Shareholders” shall mean holders of Voting Shares, other than:
(i)	any Acquiring Person;
(ii)	any Offeror, other than any Person who by virtue of Clause B of the definition of “Beneficial Owner” is not deemed to Beneficially Own the Voting Shares held by such Person;
(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and
(v)
any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid.

(bb)
“Market Price” per security of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the adjustment provided for in Section 2.3 or as the Board of Directors shall otherwise determine in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be:

(i)
the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(ii)
if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(iii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.
(cc)	“Nominee” has the meaning ascribed thereto in Subsection 2.2(c).
(dd)	“Offer to Acquire” includes:
(i)	an offer to purchase or a solicitation of an offer to sell Voting Shares or Convertible Securities; and
(ii)	an acceptance of an offer to sell Voting Shares or Convertible Securities, whether or not such offer to sell has been solicited;
or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.
(ee)	“Offeror” means a Person who has announced a current intention to make or who is making a Take-over Bid;
(ff)	“Offeror’s Securities” means Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire.

(gg)	“Permitted Bid” means Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following provisions:
(i)	the Take-over Bid is made to all holders of Voting Shares, other than the Offeror;
(ii)
the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn provided that if the Take-over Bid is for less than all of the outstanding Voting Shares, no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the end of the 10 Business Day period referenced in 1.1(gg)(iv);

(iii)
unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause 1.1(gg)(ii) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)
the Take-over Bid contains an irrevocable and unqualified provision that in the event the deposit condition set forth in Clause 1.1(gg)(ii) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition.
(hh)	“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(ii)
“Permitted Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner; provided that:

(i)	the agreement:
(A)
permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that represents a price or value of consideration for each Voting Share or Convertible Security that exceeds the price or value of consideration represented or proposed to be represented by the Lock-up Bid; or

(B)	(1)
permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities from the agreement in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a price or value of consideration for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value of consideration for each Voting Share or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Shares or Convertible Securities as, the Lock-up Bid; and

(2)
does not by its terms provide for a Specified Amount that is greater than 7% over the price or value of consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lockup Bid;

and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher price or value of consideration in another Take-over Bid and may provide for any other similar limitation on a Locked-up Person’s right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:
(A)	the cash equivalent of 2 1/2% of the price or value payable under the Lockup Bid to a Locked-up Person; and
(B)
50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, is payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Shares or Convertible Securities (or both) previously tendered thereto or supports another transaction.
(jj)	“Person” includes any individual, firm, partnership, association, trust, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other entity.
(kk)	“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares or Convertible Securities pursuant to:
(i)
a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(ii)
the acquisition or the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation of one or more particular classes or series pursuant to a rights offering (other than the Rights) or pursuant to a prospectus provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares owned immediately prior to such acquisition; or

(iii)
a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(ll)	“Record Time” means the close of business on April 5, 2010.

(mm)	“Redemption Price” has the meaning ascribed thereto in Subsection 5.1(a).
(nn)	“Right” means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement.
(oo)	“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment I.
(pp)	“Rights Register” has the meaning ascribed thereto in Subsection 2.6(a).
(qq)
“RT Agreements” means (i) the Private Placement Agreement between the Corporation and Rio Tinto International Holdings Limited (“Rio Tinto”) dated October 18, 2006, as amended prior to the date hereof and as may be further amended after the date hereof (the “Private Placement Agreement”), (ii) the Credit Agreement dated October 24, 2007 between the Corporation and Rio Tinto, as amended prior to the date hereof and as may be further amended after the date hereof, and (iii) the Shareholders Agreement between Rio Tinto and Robert M. Friedland dated October 18, 2006, as amended prior to the date hereof and as may be further amended after the date hereof.

(rr)
“RT Arrangements” means (i) the Series A Warrants, (ii) the Series B Warrants, (iii) the Series C Warrants, (iv) the Anti-Dilution Ivanhoe Warrants Beneficially Owned by Rio Tinto as at the Record Time, (v) any additional Anti-Dilution Ivanhoe Shares or Anti-Dilution Ivanhoe Warrants that Rio Tinto becomes entitled to acquire after the Record Time, (vi) the Conversion Rights, (vii) the Right of First Offer, (viii) Rio Tinto’s right to acquire Voting Shares or Convertible Securities under Section 6.1 of the Private Placement Agreement, and (ix) any other rights of Rio Tinto under the RT Agreements to acquire Voting Shares or Convertible Securities and, for the purposes of this definition, “Anti-Dilution Ivanhoe Shares”, “Anti-Dilution Ivanhoe Warrants”, “Conversion Rights”, “Right of First Offer”, “Series A Warrants”, “Series B Warrants” and “Series C Warrants” have the meanings assigned to them in the Private Placement Agreement.

(ss)	“Securities Act” means the Securities Act (Ontario), as amended from time to time, and the regulations thereunder, and any comparable or successor laws or regulations thereto.
(tt)	“Separation Time” shall mean the close of business on the tenth Trading Day after the earlier of:
(i)	the Stock Acquisition Date;
(ii)
the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or, in the case of clauses (ii) and (iii) of this definition, such later date as may be determined by the Board of Directors; provided that if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this provision, never to have been made.
(uu)
“Shareholder Approval” means approval by a majority of the votes cast by the holders of Voting Shares at a meeting called and held in accordance with applicable laws and the articles and by-laws of the Corporation or a written resolution approved by holders of a majority of the outstanding Voting Shares excluding, in all cases, Voting Shares held by Persons who are not Independent Shareholders.

(vv)
“Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 102.1 of the Securities Act) by the Corporation or an Acquiring Person that an Acquiring Person has become such.

(ww)	A corporation shall be deemed to be a “Subsidiary” of another corporation if:
(i)	it is controlled by:
(A)	that other;
(B)	that other and one or more corporations each of which is controlled by that other; or
(C)	two or more corporations each of which is controlled by that other; or
(ii)	it is a Subsidiary of a corporation that is that other’s Subsidiary.
(xx)
“Take-over Bid” means an Offer to Acquire, where the Voting Shares subject to the Offer to Acquire, together with (i) the Voting Shares into which securities subject to the Offer to Acquire are convertible and (ii) the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(yy)	“Termination Time” shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1(d) hereof.
(zz)
“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.

(aaa)	“U.S. – Canadian Exchange Rate” means, on any date:
(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and
(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

(bbb)
“U.S. Dollar Equivalent” of any amount, which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian – U.S. Exchange Rate in effect on such date.

(ccc)
“Voting Share Reduction” means an acquisition or redemption by the Corporation of Voting Shares or any other transaction which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any person to 20% or more of the Voting Shares then outstanding.

(ddd)	“Voting Shares” shall mean the Common Shares of the Corporation and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors.
1.2	Currency
All sums of money, which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.
1.3	Headings
The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares
For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:
100 x A/B
where:
A	=	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and
B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.
For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.
1.5	Acting Jointly or in Concert
For the purposes of this Agreement, a Person is acting jointly or in concert with every other Person who, as a result of any agreement, arrangement, or understanding, whether formal or informal, with the first Person or any Associate or Affiliate thereof, acquires or offers to acquire Voting Shares (other than (A) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by way of prospectus or private placement; or (B) pledges of securities in the ordinary course of business).
ARTICLE 2 — THE RIGHTS
2.1	Issuance and Evidence of Holdings of Rights
One Right in respect of each Common Share outstanding at the Record Time and each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to Convertible Securities outstanding at the Record Time may be issued after the Separation Time but prior to the Expiration Time.

Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:
“Until the Separation Time (as defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles to holder hereof to certain Rights described in a Shareholder Rights Plan Agreement dated as of April 5, 2010 (the “Shareholder Rights Agreement”) between Ivanhoe Mines Ltd. (the “Corporation”) and CIBC Mellon Trust Company (the “Rights Agent”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may expire, may be amended or redeemed, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable, after the receipt of a written request therefor.”
Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share represented thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.
Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Corporation’s securities register for common shares.
2.2	Exercise of Rights; Detachment of Rights
(a)
Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:
(i)	the Rights shall not be exercisable and no Right may be exercised; and
(ii)
each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:
(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of the Common Shares.
Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):
(x)
a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)	a disclosure statement describing the Rights,
provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.
(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:
(i)	the Rights Certificate evidencing such Rights;
(ii)
an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)
payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, together with a duly completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)
requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;
(iii)
after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	after receipt of the certificates referred to in Clause 2.2(e)(i), deliver any cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and
(v)	tender to the Corporation all payments received on exercise of the Rights.
(f)
In case the holder of any Rights exercises less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.6(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:
(i)
take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(ii)
take all such actions as may be necessary and within its power to comply with the requirements of the Corporations Act, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)
use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)
cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)
pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)
after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights
The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.
(a)	In the event the Corporation at any time after the Separation Time and prior to the Expiration Time:
(i)
declares or pays a dividend on Common Shares payable in Common Shares (or capital stock or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend;

(ii)	subdivides or changes the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidates or changes the then outstanding Common Shares into a smaller number of Common Shares; or
(iv)
otherwise issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement, or consolidation, the Exercise Price, the number of Rights outstanding and the securities purchasable upon exercise of the Rights shall be adjusted as of the record or effective date as follows:
(x)
the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of any such exchange, conversion or acquisition rights); and

(y)	each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor;
and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share will have exactly one Right associated with it.
To the extent that any such exchange, conversion or acquisition rights are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would be in effect, based on the number of Common Shares actually issued on the exercise of such rights.
In the event the Corporation at any time after the Record Time and prior to the Separation Time issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares), each such Common Share shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)
If, after the Separation Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire shares of any such capital stock) in a transaction of a type described in Clause 2.3(a)(i) or (iv), the shares of such capital stock shall be treated herein as nearly equivalent to Common Shares to the extent practicable and appropriate under the circumstances, as determined by the Board of Directors, and the shares purchasable upon exercise of Rights shall be adjusted as necessary such that the shares purchasable upon exercise of each Right after such adjustment will be the shares that a holder of the shares purchasable upon exercise of one Right immediately prior to such issuance would hold thereafter as a result of such issuance. Notwithstanding Section 5.5, the Corporation and the Rights Agent are authorized and agree to amend this Agreement in order to give effect to the foregoing.

(c)	In the event that at any time after the Record Time and prior to the Expiration Time there shall occur:
(i)	a reclassification or redesignation of the Common Shares or any change of the Common Shares into other shares (other than as the result of an event described in Subsection 2.3(a));
(ii)
a consolidation, merger or amalgamation of the Corporation with or into another body corporate (other than a consolidation, merger or amalgamation which does not result in a reclassification of the Common Shares or a change of the Common Shares into other shares); or

(iii)	the transfer of all or substantially all of the assets of the Corporation to another body corporate;
a holder of a Right shall thereafter be entitled to receive and shall accept upon exercise of such Right, in lieu of the number of Common Shares to which such holder was theretofor entitled to acquire upon such exercise, the kind and amount of shares and/or other securities or property which such holder would have been entitled to receive as a result of such occurrence if, on the effective date thereof, such holder had been the holder of the number of Common Shares to which such holder was then entitled upon exercise of such Right. The Corporation shall take all necessary steps so that holders of Rights shall thereafter be entitled to acquire such shares and/or other securities or property, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 2.3.

(d)
Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by this Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; and
(ii)	the Expiration Time.
(e)
Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(f)
In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(g)
Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;
(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;
(iii)	stock dividends; or
(iv)	issuance of rights, options or warrants, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.
(h)
Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Corporation shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

(i)	file with the Rights Agent and with each transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.
Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.
(i)
The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.4	Date on Which Exercise Is Effective
Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates
(a)
The Rights Certificates shall be executed on behalf of the Corporation by its Chief Executive Officer, Chief Financial Officer or any director under the corporate seal of the Corporation reproduced thereon. The signature of any of these individuals on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)
Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and disclosure statements describing the Rights, and the Rights Agent shall manually countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange
(a)
After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation shall execute, and the Rights Agent shall manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.
(b)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates
(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:
(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and
(ii)	such security or indemnity as may be reasonably required by each of them in their sole discretion to save each of them and any of their agents harmless;
then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.
(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8	Persons Deemed Owners of Rights
The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. In this Agreement, unless the context otherwise requires, the term “holder” of any Right means the registered holder of such Right (or, prior to the Separation Time, the associated Common Share).
2.9	Delivery and Cancellation of Certificates
All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.10	Agreement of Rights Holders
Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:
(a)	such holder of Rights shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;
(b)	prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;
(c)	after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;
(d)
prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);
(f)
that, subject to the provisions of Section 5.5, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided here; and

(g)
notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder
No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.
ARTICLE 3 — ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS
3.1	Flip-in Event
(a)
Subject to Subsection 3.1(b) and Sections 5.1 and 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of applicable securities laws or comparable legislation so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or
(ii)
a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding this Clause 3.1(b), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.
(c)
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.”
provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 4 — THE RIGHTS AGENT
4.1	General
(a)
The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (the “Co-Rights Agents”) as it may deem necessary or desirable subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine subject to the approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder, with the prior approval of the Corporation. The Corporation will fully indemnify and hold the Rights Agent, its officers, directors and employees and agents harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising directly or indirectly out of its agency relationship to the Corporation as set forth in this Agreement (which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent) except for any liability arising out of the negligence or intentional misconduct by the Rights Agent. In the absence of negligence or intentional misconduct on its part, the Rights Agent shall not be liable for any action taken, suffered, omitted by it or for any error of judgement made by it in the performance of its duties under this Agreement. In no event will the Rights Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the possibility of such damages.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)
The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

(d)
In the event any questions or dispute arises with respect to the Rights Agent’s duties hereunder, the Rights Agent shall not be required to act or be held liable or responsible for its failure or refusal to act until the question or dispute has been (i) judicially settled (and, if appropriate the Rights Agent may file a suit in interpleader or for a declaratory judgement for such purpose) by final judgement by a court of competent jurisdiction that is binding on all parties in the matter and is no longer subject to review or appeal, or (ii) settled by written document in form and substance satisfactory to the Rights Agent and executed by the Corporation. In addition, the Rights Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by parties that may have an interest in the settlement.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent
(a)
Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent
The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:
(a)
the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the prior approval of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement;

(b)
whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to he conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer or any director of the Corporation and delivered to the Rights Agent, and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;
(d)
the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)
the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)
the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)
the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer or any director of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)
the Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement;

(i)	nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and
(j)
the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent
The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent at the Corporation’s expense or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the province of British Colombia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, following payment of all outstanding fees and expenses owed to it under this agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.10. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.
ARTICLE 5 — MISCELLANEOUS
5.1	Redemption of Rights
(a)	Until the occurrence of a Flip-in Event, as to which the application of Section 3.1 has not been waived pursuant to Section 5.2, the Board of Directors,
(i)	may, at any time prior to the Separation Time, subject to receipt of Shareholder Approval,
(ii)	may, at any time after the Separation Time, subject to receipt of the consent of holders of Rights given in accordance with 5.5, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3, if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)
If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under Subsection 5.2(b) hereof, outstanding Voting Shares, the Board of Directors of the Corporation shall, immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(c)
Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(d)
If the Board of Directors elects to or is deemed to have elected to redeem the Rights (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Subsection 5.1(f), no further Rights shall thereafter be issued.

(e)
Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the share register maintained by the Corporation’s transfer agent or transfer agents. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(f)
Upon the Rights being redeemed pursuant to Subsection 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

5.2	Waiver of Flip-In Events
(a)
With the prior consent of holders of Voting Shares, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares of Convertible Securities otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of Voting Shares or otherwise than in the circumstances set forth in Subsection 5.2(c) and subject to receipt of Shareholder Approval, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.

(b)
The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur as a result of a Take-over Bid made by way of a take-over bid circular sent to all holders of Voting Shares, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent; provided, however, that if the Board of Directors waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.2(b).

(c)
The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.2(c) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

5.3	Expiration
No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.
5.4	Issuance of New Rights Certificates
Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.
5.5	Supplements and Amendments
(a)
The Corporation may, at any time without the approval of any holders of Rights or Shareholder Approval, make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. The Corporation may, prior to the date of the shareholders’ meeting referred to in Section 5.16, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Voting Shares where the Board of Directors acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)
Subject to Subsection 5.5(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles of the Corporation.

(c)
The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, amend supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)
Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s articles and the Corporations Act with respect to meetings of shareholders of the Corporation.

(e)
Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)
if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.5(b), confirm or reject such amendment; or

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.5(d), confirm or reject such amendment.

(f)
The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to Section 5.10 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

Any such amendment shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.
5.6	Fractional Rights and Fractional Shares
(a)
The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)
The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

(c)
The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraphs (a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.7	Rights of Action
Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.
5.8	Regulatory Approvals
Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance of or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior written consent of the Toronto Stock Exchange and any other exchange upon which the Common Shares may be listed.
5.9	Declaration as to Non-Canadian Holders
If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. If it would be necessary in any jurisdiction other than Canada to register any of the Rights or securities issuable on exercise of Rights prior to such issue or delivery, the Corporation will use its best efforts to establish procedures whereby shareholders entitled to such Rights, or holders of Rights entitled to securities upon the exercise of Rights, will have the ability to trade or exercise such Rights, or and be issued such securities, without the need to register those securities in the jurisdiction in which they reside, through the establishment of a trustee to hold and sell such securities in Canada, or such other mechanism as the Board of Directors believes is appropriate.

5.10	Notices
(a)
Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Ivanhoe Mines Ltd.
654-999 Canada Place
Vancouver, British Columbia
V6C 3E1
Attention:	Corporate Secretary
Telecopy No.:	604.682.2060

with a copy to:

Goodmans LLP
355 Burrard Street, Suite 1900
Vancouver, British Columbia
V6C 2G8
Attention:	Paul Goldman
Telecopy No.:	604.682.7131
Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X
Attention:	Vice President, Client Services
Telecopy No.:	604.688.4301

(b)
Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(c)
Any notice given or made in accordance with this Section 5.10 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).

(d)	Each of the Corporation and the Rights Agent may from time to time change its address for notice under Subsection 5.10(a) by notice to the other given in the manner aforesaid.
5.11	Costs of Enforcement
The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.
5.12	Successors
All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.
5.13	Benefits of this Agreement
Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.
5.14	Governing Law
This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the province of British Colombia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.15	Severability
If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.
5.16	Effective Date
This Agreement is effective and in full force and effect in accordance with its terms from and after April 5, 2010. If this Agreement is not confirmed by resolution passed by a majority of greater than 50% of the votes cast by (i) the Independent Shareholders and (ii) holders of Voting Shares, only to the extent such a separate vote is required by a stock exchange on which Voting Shares are listed, in each case present in person or voting by proxy at a meeting of those shareholders of the Corporation who vote in respect of such confirmation at a meeting to be held not later than six months from April 5, 2010, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of the Agreement and (b) the close of business on the date of termination of such meeting.
5.17	Reconfirmation
Notwithstanding the confirmation of this Agreement pursuant to Section 5.16, this Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by the Independent Shareholders in each case present in person or voting by proxy at a meeting of those shareholders of the Corporation who vote in respect of such reconfirmation at every third annual meeting following the meeting at which this Agreement is confirmed pursuant to Section 5.16. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.2), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.17.
5.18	Determinations and Actions by the Board of Directors
All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability whatsoever to the holders of the Rights.

5.19	Regulatory Approvals
Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including, while any securities of the Corporation are listed and admitted to trading thereon, the Toronto Stock Exchange.
5.20	Time of the Essence
Time shall be of the essence in this Agreement.
5.21	Execution in Counterparts
This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

IVANHOE MINES LTD.
By:	“Beverly A. Bartlett”
	Name:	Beverly A. Bartlett
	Title:	Vice President & Corporate Secretary

CIBC MELLON TRUST COMPANY
By:	“Van Bot”
	Name:	Van Bot
	Title:	Authorized Signatory

By:	“Kathy Straw”
	Name:	Kathy Straw
	Title:	Authorized Signatory

ATTACHMENT I

IVANHOE MINES LTD.

SHAREHOLDER RIGHTS PLAN AGREEMENT

FORM OF RIGHTS CERTIFICATE

Certificate No.	Rights
THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.
Rights Certificate
This certifies that, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of April 5, 2010, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory (the “Corporation”) and CIBC Mellon Trust Company, a company existing under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the City of Vancouver. The Exercise Price shall be an amount expressed in Canadian dollars equal to five times the Market Price (as such term is defined in the Shareholder Rights Agreement) per Common Share at the Separation Time, subject to adjustment in certain events as provided in the Shareholder Rights Agreement.
This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.
Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price set out in the Shareholder Rights Agreement.
No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.
No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof; nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.
This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date:

IVANHOE MINES LTD.

By:

Authorized Signature

Countersigned:

CIBC MELLON TRUST COMPANY

By:

Authorized Signature

FORM OF ELECTION TO EXERCISE
(To be exercised by the registered holder if such holder desires to exercise the Rights represented by this Certificate.)
TO:
The undersigned hereby irrevocably elects to exercise                      whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

(Social Insurance Number or other taxpayer identification number)
If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

(Social Insurance Number or other taxpayer identification number)

Dated:	Signature:

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a Canadian Schedule I chartered bank or a member a recognized Medallion (STAMP, MSP or SEMP) Program.

CERTIFICATE
(To be completed if true.)
The undersigned party exercising Rights hereunder hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(please print name of signatory)

NOTICE
In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.
(To be attached to each Rights Certificate.)

FORM OF ASSIGNMENT
(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Certificate.)
FOR VALUE RECEIVED                                          hereby sells, assigns and transfers unto

(Please print name and address of transferee.)
the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                                                             , as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:	Signature:

Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a Canadian Schedule I chartered bank or a member of a recognized Medallion (STAMP, MSP or SEMP) Program.
CERTIFICATE
(To be completed if true.)
The undersigned party transferring Rights hereunder hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(please print name of signatory)
(To be attached to each Rights Certificate.)

NOTICE
In the event the certification set forth above in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	NAME AND ADDRESS OF COMPANY
Ivanhoe Mines Ltd. (“Ivanhoe”)
654 – 999 Canada Place
Vancouver, BC V6C 3E1
2.	DATE OF MATERIAL CHANGE
April 5, 2010
3.	NEWS RELEASE
The press release was issued on April 5, 2010 and was disseminated through the facilities of recognized newswire services.
4.	SUMMARY OF MATERIAL CHANGE
On April 5, 2010, Ivanhoe announced that its board of directors (the “Board of Directors”) has implemented a Shareholder Rights Plan Agreement (the “Shareholder Rights Plan”).
5.	FULL DESCRIPTION OF MATERIAL CHANGE
Ivanhoe adopted and entered into the Shareholder Rights Plan with CIBC Mellon Trust Company summarized herein on April 5, 2010. The purpose of the Shareholder Rights Plan is to provide the Board of Directors and holders (“Shareholders”) of the common shares (the “Common Shares”) of Ivanhoe with sufficient time to properly consider any take-over bid made for Ivanhoe and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of Ivanhoe and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholder Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Shareholder Rights Plan) without the approval of the Board of Directors.
The summary of the Shareholder Rights Plan set out herein only includes the material terms and conditions of the Shareholder Rights Plan. The summary is qualified by and is subject to the full terms and conditions of the Shareholder Rights Plan. The Shareholder Rights Plan is subject to confirmation by Shareholders at Ivanhoe’s 2010 annual and special meeting of Shareholders.
Issuance of Rights
The Shareholder Rights Plan provides that one right (a “Right”) be issued in respect of each of the outstanding Common Shares to Shareholders as of the effective date of the Agreement, as well as in respect of each Common Share issued after the effective date of the Agreement and prior to the Separation Time (as defined below).

Trading of Rights
Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights will not be sent to Shareholders. Certificates for the Common Shares issued after the effective date of the Shareholder Rights Plan will contain a notation incorporating the Shareholder Rights Plan by reference. Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with those Common Shares. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Common Shares. The initial “Exercise Price” under each Right in order to acquire a Common Share is five times the Market Price at the Separation Time. “Market Price” is generally defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.
Separation of Rights
The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which, unless waived or deferred by the Board of Directors in the instances permitted by the Shareholder Rights Plan, is generally the close of business on the tenth trading day after the earliest to occur of:
(a)
a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) (i.e. become an Acquiring Person) other than as a result of, among other things, (i) a reduction in the number of Common Shares outstanding, (ii) a “Permitted Bid” or a “Competing Permitted Bid” (each as defined below), (iii) certain specified “Exempt Acquisitions” (as defined below), (iv) an acquisition by a person of Voting Shares pursuant to a stock dividend or other “Pro Rata Acquisition” (as defined in the Shareholder Rights Plan); and (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person pursuant to (ii), (iii) or (iv), above;

(b)
the date of commencement of, or the first public announcement of an intention of any person (other than Ivanhoe or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid, together with the Voting Shares beneficially owned by that person (including affiliates, associates and others acting jointly or in concert therewith), would constitute 20% or more of the outstanding Voting Shares; and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.
An “Exempt Acquisition” would include the acquisition of Voting Shares or securities convertible into Voting Shares (i) in respect of which the Board of Directors has waived the application of the Shareholder Rights Plan, (ii) pursuant to a distribution made under a prospectus or private placement provided that the person does not increase his, her or its ownership percentage (e.g. pursuant to a rights offering), (iii) pursuant to an amalgamation, arrangement or other statutory procedure requiring Shareholder approval, (iv) pursuant to certain equity incentive stock options plans of Ivanhoe, (v) pursuant to contractual arrangements currently in place between Rio Tinto International Holdings Limited and each of (a) Ivanhoe, and (b) Robert M. Friedland, (vi) pursuant to other contractual arrangements in respect of a Voting Share acquisition from treasury entered into by Ivanhoe with one or more Grandfathered Persons after the date of the Shareholder Rights Plan, and (vii) pursuant to the exercise of Rights.

An Acquiring Person does not include a holder of 20% or more of the outstanding Voting Shares on the date the Shareholder Rights Plan was implemented (a “Grandfathered Person”), provided that such Grandfathered Person acquires no more Voting Shares, other than through one of the exemptions set out in the Shareholder Rights Plan. When the Shareholder Rights Plan was initially adopted, the only Grandfathered Persons were Rio Tinto International Holdings Limited, Robert M. Friedland and their respective affiliates.
As soon as practicable following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.
When Rights Become Exercisable
After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares that have an aggregate market value (as of the date of the Flip-in Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or certain transferees or any such person, will be void.
Permitted Bids
The Shareholder Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions. A “Permitted Bid” is defined as an offer to acquire Voting Shares (which means Common Shares and any other shares in the capital of Ivanhoe entitled to vote generally in the election of all directors, or securities that are eligible to be converted into Voting Shares for cash or securities) made by means of a take-over bid circular where the Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) subject to the offer, together with Voting Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:
(a)	the bid must be made to all the holders of Voting Shares as registered on the books of Ivanhoe, other than the offeror; and

(b)
the bid must also contain the following irrevocable and unqualified conditions: (i) no Voting Shares will be taken up or paid for prior to the close of business on the 60th day following the date of the bid and then only if more than 50% of the Voting Shares held by Independent Shareholders (as defined below) have been deposited or tendered to the bid and not withdrawn; (ii) Voting Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date shares are first taken up or paid for under the bid: (iii) Voting Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and (iv) if the deposit condition referred to in (b)(i) above is satisfied, the offeror will extend the bid for deposit of Voting Shares for at least 10 business days from the date such extension is publicly announced and, if such bid is a partial bid, not take up any Voting Shares under the bid until the expiry of such 10 business day period.

“Independent Shareholders” is defined generally as holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) persons acting jointly or in concert with an Acquiring Person or offeror, and (v) employee benefit, stock purchase or certain other plans or trusts for employees of Ivanhoe or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.

Competing Permitted Bids
A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid has been made and prior to expiry of such Permitted Bid that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) 60 days after the earliest date on which another Permitted Bid then in existence was made, and only if at that date more than 50% of the Voting Shares owned by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.
Redemption and Waiver
Under the Shareholder Rights Plan, the Board of Directors can (i) waive the application of the Shareholder Rights Plan to enable a particular take-over bid to proceed, in which case the Shareholder Rights Plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver, or (ii) with the prior approval of the holders of Voting Shares or Rights, as the case may be, redeem the Rights at a redemption price of $0.00001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.
Protection Against Dilution
The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.
Form of Resolution and Vote Required
In order to be effective, the Shareholder Rights Plan must be approved by not less than a majority of the votes cast by both (a) all Shareholders present or represented by proxy at Ivanhoe’s 2010 annual and special of Shareholders to be held on May 7, 2010 (the “Meeting”), and (b) all Shareholders present or represented by proxy at the Meeting that are not “Grandfathered Persons” (i.e. Shareholders who already beneficially own 20% or more of the outstanding Voting Shares on the effective date) under the Shareholder Rights Plan. As of the date hereof, the only Grandfathered Persons under the Shareholder Rights Plan are Rio Tinto International Holdings Limited, Robert M. Friedland and their respective affiliates.
Under the Shareholder Rights Plan, the Grandfathered Persons will be permitted, without triggering a Flip-in Event, to acquire additional Common Shares pursuant to rights to acquire such Common Shares held by them on the effective date of the Shareholder Rights Plan. Otherwise, a Flip-in Event would be triggered upon the Grandfathered Person acquiring any additional Voting Shares (unless such acquisition is completed pursuant to one of the exemptions set out in the Shareholder Rights Plan).
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION
Not applicable.

8.	EXECUTIVE OFFICERS
The name and business number of the executive officer of Ivanhoe who is knowledgeable of the material change and this report is:
Beverly A. Bartlett
Vice President & Corporate Secretary
Telephone: (604) 331-9803
9.	DATE OF REPORT
April 6, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 6, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary